Exhibit (a)(1)(D)

Oi S.A.

CNPJ/MF N.º 76.535.764/0001-43

NIRE 33.3.0029520-8

Publicly Held Company

NOTICE TO SHAREHOLDERS

Opening of the Term for the Voluntary Exchange

of Preferred Shares into Common Shares and

Commencement of Offer to Exchange Preferred ADSs for Common ADSs

We inform our shareholders and the market in general that at the Extraordinary General Shareholders’ Meeting of Oi S.A. (“Oi” or the “Company”) held on September 1, 2015 (the “Meeting”) the proposal to offer to convert preferred shares into common shares was approved, at a ratio of 0.9211 common shares for each preferred share issued by Oi, pursuant to paragraph 2º of art. 5º of the Company’s Bylaws approved at the Meeting (the “Voluntary Conversion”). The implementation of the Voluntary Conversion is subject to participation of the holders of at least two thirds of preferred shares issued by the Company, excluding treasury shares (the “Conversion Condition”).

Therefore, a period of thirty (30) days ending on October 1, 2015 has commenced (the “Conversion Period”) during which each holder of preferred shares may, if they so desire, request the conversion of preferred shares that it holds into common shares at a ratio of 0.9211 common shares for each preferred share held.

Holders of American Depositary Shares, each representing one preferred share (the “Preferred ADSs”), may participate in the Voluntary Conversion by means of an offer to exchange Preferred ADSs for American Depositary Shares, each representing one common share (the “Common ADSs”), at a ratio of 0.9211 Common ADSs for each Preferred ADS (the “Offer to Exchange”). The Offer to Exchange will commence on this date and is scheduled to expire at 5:00 p.m., New York City time (6:00 p.m. Rio de Janeiro time), on October 1, 2015. Itaú Unibanco S.A., as custodian of Oi’s Preferred ADSs, will give the instruction to convert to BM&FBOVESPA S.A. Securities, Commodities and Futures Exchange (“BM&FBovespa”) on October 5, 2015, after all necessary steps have been taken to verify the total participation in the Offer to Exchange.

Procedures for the Voluntary Conversion:

(i)	the shareholders of preferred shares deposited with the BM&FBovespa that want to convert their preferred shares into common shares shall, during the Conversion Period, contact their custody agents, with sufficient advance notice to take the necessary steps for the conversion of their shares, and request the transfer of preferred shares they want to convert to a specific portfolio established by BM&FBovespa (the “Conversion Portfolio”), subject to the rules and operating procedures of BM&FBovespa; and,

(ii)

the holders of preferred shares registered at Banco do Brasil S.A., the depositary institution of the Company’s shares (“Banco do Brasil”), that wish to convert their preferred shares into common shares, shall, during the Conversion Period, appear in one of the Brazilian branches of Banco do Brasil and sign the application form for conversion available in branches, and must submit the following documents: (1) Individuals: Identity Card, the Individual Brazilian Taxpayer’s Registry (CPF), proof of address and proof of income; (2) Legal entities: original and copy of its Bylaws and the minutes of the election of the current management or the consolidated current articles of incorporation, registration card in the National

Register of Legal Entities (CNPJ), corporate documentation granting powers of representation, and originals of the Identity Card, the Individual Brazilian Taxpayer’s Registry (CPF) and proof of residence of its representative.

In case of shareholders holding positions in the Securities Lending Service (Serviço de Empréstimo de Ativos – BTC) of BM&FBovespa, as a result of share loan agreements, the conversion of shares will be made in accordance with the procedures and operational rules of BM&FBovespa. The Company advises its investors that have active transactions in BTC involving preferred shares issued by the Company to consult their custody agents regarding the treatment that shall be given to the preferred shares that are subject to such loan agreements.

Procedures for the Exchange of ADSs:

The Offer to Exchange is being made subject to the terms and conditions set forth in the Offer to Convert dated September 2, 2015 (the “Offer to Convert”), which includes a description of the procedures to be followed by registered and beneficial holders of Preferred ADSs that wish to participate in the Offer to Exchange. The Offer to Convert will be filed on the date hereof with the U.S. Securities and Exchange Commission as an exhibit to a Schedule TO of Oi and copies of the Offer to Convert and other relevant materials will be (1) mailed to registered holders of Preferred ADSs, and the U.S. resident record holders of Preferred Shares whose names appear on the shareholder lists maintained by BM&FBovespa’s Central Securities Depositary (Central Depositária da BM&FBovespa), and (2) furnished to brokers and other securities intermediaries who are listed as participants in the security position listing of The Depository Trust Company, as the clearing agency for the Preferred ADSs, as holding Preferred ADSs as of the date hereof for subsequent transmittal to the beneficial owners of Preferred ADSs. We urge holders of Preferred ADSs to carefully read the Offer to Convert and other materials relating to the Offer to Exchange prior to making any decisions with respect to the Offer to Exchange as these documents contain important information about the Offer to Exchange.

Copies of the Offer to Convert and other relevant materials may be obtained free of charge by contacting MacKenzie Partners, Inc., the U.S. Information Agent for the Offer to Exchange, at:

MacKenzie Partners, Inc.

105 Madison Avenue

New York, New York 10016

Calls within the United States: (800) 322-2885 (toll-free)

Calls outside the United States: (212) 929-5500 (collect)

Email: info@mackenziepartners.com

Acceptance, Conversion of Shares and Expected Timeline:

Within five (5) business days following the end of the Conversion Period, BM&FBovespa and Banco do Brasil will take the necessary steps to calculate the percentage of holders of preferred shares (including preferred shares represented by Preferred ADSs the holders of which have tendered their Preferred ADSs in the Offer to Exchange) participating in the Voluntary Conversion (the “Tabulation Date”), and as soon as possible, a Board of Directors Meeting of Oi will be held to determine the outcome of the Voluntary Conversion and, if the Conversion Condition has been met, approve the Voluntary Conversion.

The preferred shares in the Conversion Portfolio will be converted into common shares and deposited into the custody accounts of the requesting shareholders held at BM&FBovespa or Banco do Brasil within two (2) business days following the date of the approval of the Voluntary Conversion (the “Conversion Date”). The issued common shares may be traded by their holders on BM&FBOVESPA starting on the business day following the Conversion Date.

The common shares issued as a result of Voluntary Conversion will be entitled to full payment of dividends and/or interest on own capital that may be declared by the Company as of the Conversion Date, and all other rights and benefits granted to other holders of common shares issued by the Company from then on, in equal terms with the other common shares issued by the Company.

Until the end of the Conversion Period, any shareholder who has asked to transfer its preferred shares to the Conversion Portfolio may request the withdrawal of its shares from the Conversion Portfolio, subject to the procedures established by BM&FBovespa. After the end of the Conversion Period, the conversion requests evidenced by the requests to transfer preferred shares to the Conversion Portfolio will be considered to be irrevocable and irreversible authorization of the requesting shareholder to convert the preferred shares transferred to the Conversion Portfolio and the issuance of the number of common shares into which such preferred shares are converted into the shareholder’s deposit account conversion as described above. The preferred shares that are kept in the Conversion Portfolio will be blocked from trading.

Fractions of common shares resulting from the Voluntary Conversion will be aggregated to form whole numbers of shares and sold in auctions that will be timely performed on BM&FBovespa, and the net proceeds (after deducting applicable fees and expenses, including sales commissions) from the sale will be transferred proportionally to the holders entitled to the fractions of common shares.

Former shareholders of TmarPart that are holders of Oi shares have committed to convert their preferred shares of Oi into common shares during the Voluntary Conversion, at the approved ratio, subject to the fulfillment of the Conversion Condition.

After the end of the Conversion Period and the determination of the Board of Directors as to whether the Conversion Condition has been met, the Company will release a Material Fact announcing whether the Conversion Condition has been met, as well as the results of the Voluntary Conversion, in case the Conversion Condition is met.

The Company will keep its shareholders and the market informed of any new relevant information about the subjects covered in this Notice to Shareholders.

Rio de Janeiro, September 2, 2015.

Oi S.A.

Flavio Nicolay Guimarães

Chief Financial Officer and Investor Relations

Special Note Regarding Forward-Looking Statements:

This Notice contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Brazilian applicable regulation. Statements that are not historical facts, including statements regarding the beliefs and expectations of Oi, business strategies, future synergies and cost savings, future costs and future liquidity are forward-looking statements. The words “will,” “may,” “should,” “could,” “anticipates,” “intends,” “believes,” “estimates,” “expects,” “forecasts”, “plans,” “targets,” “goal” and similar expressions, as they relate to Oi or its management, are intended to identify forward-looking statements. There is no guarantee that the expected events, tendencies or expected results will actually occur. Such statements reflect the current views of Oi’s management and are subject to a number of risks and uncertainties. These statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, corporate approvals, operational factors and other factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations. All forward-looking statements attributable to Oi or its affiliates, or persons acting on their behalf, are expressly qualified in their entirety by the cautionary statements set forth in this paragraph. Undue reliance should not be placed on such statements.

Forward-looking statements speak only as of the date they are made. Except as required under the Brazilian and U.S. federal securities laws and the rules and regulations of the CVM, the SEC or of regulatory authorities in other applicable jurisdictions, Oi and its affiliates do not have any intention or obligation to update or to publicly announce the results of any revisions to any of the forward-looking statements to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements. You are advised, however, to consult any further disclosures Oi makes on related subjects in reports and communications that Oi files with the SEC.